PUBLIC

CM

SECUR 11015106 SION

SEC MAIL PROCESSING SECTION
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FEB 2 8 2011
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: F/N/A Thomas McDonald Partners, LLC
McDonald Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

959 W. St. Clair Avenue
(No. and Street)

Cleveland	Ohio	44113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Beatty McDonald — (216) 912-0573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16

OATH OR AFFIRMATION

I, A. Beatty McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas McDonald Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

ADRIANA BASTOS-RANDALL
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 12/3/13

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

THOMAS MCDONALD PARTNERS, LLC

DECEMBER 31, 2010

TABLE OF CONTENTS

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS
THOMAS MCDONALD PARTNERS, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Thomas McDonald Partners, LLC (the Company), as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas McDonald Partners, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 21, 2011
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS	
CASH AND CASH EQUIVALENTS	$ 19,376
RESTRICTED CASH	100,000
ADVISORY FEES AND COMMISSIONS RECEIVABLE	828,540
FURNITURE AND OFFICE EQUIPMENT - At cost, less accumulated depreciation of $73,544	89,688
OTHER ASSETS	79,759
	$ 1,117,363
LIABILITIES	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 772,440
COMMITMENTS AND CONTINGENCY	
MEMBERS' EQUITY	
MEMBERS' EQUITY	344,923
	$ 1,117,363

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions	$ 3,011,955
Advisory	3,988,817
Interest income	219,280
	7,220,052
EXPENSES	
Clearing	275,290
Commissions, employee compensation, and benefits	5,949,130
Communications and data processing	229,895
Depreciation	18,341
Occupancy and equipment rental	432,320
Professional	126,962
Regulatory	71,409
Travel	9,591
Other	46,665
	7,159,603
NET INCOME	$ 60,449

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

BALANCE – JANUARY 1, 2010	$ 284,474
NET INCOME	60,449
BALANCE – DECEMBER 31, 2010	$ 344,923

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 60,449
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	18,341
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Advisory fees and commissions receivable	(144,874)
Other assets	(39,110)
Accounts payable and accrued expenses	151,407
Net cash provided from operating activities	46,213
CASH FLOW USED IN INVESTING ACTIVITIES	
Acquisition of furniture and office equipment	(61,830)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(15,617)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	134,993
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 119,376

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Thomas McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulatory Authority (FINRA), engaging in general securities activities.

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory businesses.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advisory Fees

Investment advisory fees that have been billed to the accounts managed by the Company are recorded in the month earned.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2010, there were no amounts outstanding greater than 90 days. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectibility. In the opinion of management, at December 31, 2010, all receivables were considered collectible and no allowance was necessary.

Depreciation

Depreciation is provided by the use of the straight-line method over the estimated useful lives of furniture and office equipment of 5 to 7 years.

Included in furniture and office equipment are costs incurred of $38,212 to develop a website not yet placed in service. Management expects the website to be completed during 2011.

Income Taxes

The Company is an Ohio limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. Under this election, the income of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2010, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2007.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3(a)(2)(iv), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of $175,326, which was $123,830 in excess of its required net capital of $51,496.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2010, the ratio was 4.41 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTES TO THE FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCY

Leases

The Company leases equipment and office facilities under various operating leases, several of which are with a related party, expiring through September 2015. Minimum annual rentals are as follows:

2011	$ 308,631
2012	297,331
2013	275,659
2014	244,594
2015	122,063
	$1,248,278

Rent expense for the year ended December 31, 2010, was $341,080, of which $62,508 was paid to the related party.

The office leases contain renewal options for three or five years with a monthly payment equal to the fair market rent for the premises at the renewal date.

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

7. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed twelve months of service and are at least 21 years of age. The Company may make discretionary contributions as determined by the members to the plan. There were no discretionary contributions for 2010.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION OF THE
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

NET CAPITAL		
Total members' equity from statement of financial condition		$ 344,923
Less: Non-allowable assets		
Furniture and office equipment – Net	$ 89,688	
Other assets	79,759	169,447
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS		175,476
Haircuts on money market funds		150
NET CAPITAL		$ 175,326
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 772,440
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 51,496
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 51,496
EXCESS NET CAPITAL		$ 123,830
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.41 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 at December 31, 2010, filed with the Securities and Exchange Commission and the amount included in the above computation as follows:

Net capital, as reported in the Company's Form X-17a-5, Part IIA	$ 190,850
Net adjustments to net capital:	
Rent expense	(15,374)
Haircuts on money market funds	(150)
Net capital, as reported in Schedule I	$ 175,326

SCHEDULES II AND III –
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS
THOMAS MCDONALD PARTNERS, LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Thomas McDonald Partners, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 21, 2011
Westlake, Ohio

focused.
experienced.
responsive.

THOMAS MCDONALD PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

Cohen
Fund Audit Services